STATE of DELAWARE
CERTIFICATE of CONVERSION


First: The Converting Entity was formed on the first day of October, 1999.

Second: The name of the converting entity prior to the filing of this Certificate of Conversion was: InstantRx.com, L.L.C.

Third: The name of the corporation as set forth in its certificate of incorporation filed in accordance with Title 8 Section 265 (b) of the Delaware Code is InstantRx, Inc.

Fourth:  The Converting Entity was a Delaware Limited Liability
Company.

 ??I, The Undersigned, for the purpose of converting a Delaware Limited Liability Company into a Delaware Corporation under the laws of the State of Delaware, do make, file and record this Certificate, and do certify that the facts herein stated are true, and I have accordingly hereunto set my hand this

     ___________day of _______________, A.D. 20______.





BY:__________________________

President

NAME: Deron Smallcomb